Exhibit 99.1

April 3, 2017

Board of Directors

WPT GP, LLC

8235 Forsyth Blvd., Suite 400

Clayton, MO 63105

Dear Members of the Board of Directors:

World Point Terminals, Inc. (“WPT, Inc.”) is pleased to submit this preliminary non-binding proposal (this “Proposal”) to acquire all of the common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Company”), that are not already owned by WPT, Inc. or its affiliates in a “going private” transaction (the “Proposed Transaction”), upon the principal terms and subject to the conditions described in this Proposal. This Proposal has been approved by a special committee of directors formed by the Board of Directors of WPT, Inc. to consider the Proposed Transaction.

1.                  Transaction Structure. It is intended that the Proposed Transaction will be structured as a two-step transaction pursuant to which (a) WPT, Inc. or one of its affiliates will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Common Units not already beneficially owned by WPT, Inc. or its affiliates, at a price per Common Unit equal to $16.80 net to the holder in cash, without interest (such amount or, if a different amount per Common Unit is paid pursuant to the Offer, such different amount, the “Offer Price”), and (b) immediately following the consummation of the Offer, WPT GP, LLC, the general partner of the Company (the “General Partner”) will assign to WPT, Inc. (or one of its affiliates) the right to purchase all of the remaining Common Units not tendered pursuant to the Offer pursuant to Section 15.1(a) of First Amended and Restated Agreement of Limited Partnership of the Company, as amended (the “Partnership Agreement”), and, within a reasonable time following such assignment, WPT, Inc. (or such affiliate) will exercise the right to purchase all of such Common Units pursuant to Section 15.1(a) of the Partnership Agreement (the “Buyout”), at a price per Common Unit determined in accordance with the provisions of Section 15.1(a) of the Partnership Agreement (but not to exceed the Offer Price) (the “Buyout Price”), in cash, upon the terms and subject to the conditions set forth in this Proposal.

2.                  Purchasers. It is intended that WPT, Inc. or one or more of its affiliates will purchase the Common Units not already beneficially owned by WPT, Inc. or its affiliates pursuant to the Proposed Transaction. As of the date hereof, WPT, Inc. and its affiliates collectively own approximately 73.6% of the total number of issued and outstanding Common Units. Please note that WPT, Inc. and such affiliates are currently interested only in pursuing the Proposed Transaction and are not interested in selling their Common Units in any other transaction involving the Company.

3.                  Conditions. The consummation of the Proposed Transaction would be subject to customary documentation and conditions, including the receipt of any necessary regulatory approvals and the absence of a material adverse change with respect to the Company. In addition, WPT, Inc.’s obligation to consummate the Offer and accept and pay for any Common Units tendered pursuant to the Offer would be subject to the condition that the number of Common Units tendered pursuant to the Offer (and not withdrawn prior to the expiration of the Offer) shall represent, together with the Common Units then owned by WPT, Inc. and its affiliates, more than 80% of the total number of Common Units then outstanding. In addition, WPT, Inc.’s obligation to consummate the Offer and to complete the Buyout would be subject to the condition that the Buyout Price, calculated in accordance with the provisions of Section 15.1(a) of the Partnership Agreement, shall not exceed the Offer Price for any reason, including, among other things, as a result of any increase in the trading price of the Common Units on the New York Stock Exchange that occurs after the date hereof.

4.                  Funding. It is intended that the Proposed Transaction will be funded from existing cash and proceeds from the sale of marketable securities on hand or committed borrowings of WPT, Inc. and its affiliates. The Proposed Transaction would not be subject to any financing condition.

5.                  Definitive Documentation. We have retained Greenberg Traurig, LLP as our legal counsel and are prepared to promptly provide drafts of the definitive documentation for the Proposed Transaction.

6.                  Confidentiality. We intend to promptly file an amendment to our Schedule 13D originally filed with the Securities and Exchange Commission on March 26, 2015, as amended on July 1, 2016, to disclose this Proposal. However, we expect that our discussions with respect to the Proposed Transaction will proceed in a confidential manner, unless otherwise required by applicable law or regulation, until we have executed definitive documentation or terminated our discussions regarding the Proposed Transaction.

7.                  Process and Timeline. We understand that the Proposed Transaction would likely pose a conflict of interest between WPT, Inc. and the General Partner, on the one hand, and the Company, on the other hand, and therefore, the Board of Directors (as defined in the Partnership Agreement) may wish to refer the Proposed Transaction to the Conflicts Committee of the Board of Directors (the “Conflicts Committee”) and seek Special Approval (as defined in the Partnership Agreement) of the Proposed Transaction pursuant to Section 7.9(a) of the Partnership Agreement. We expect that the Conflicts Committee will retain independent legal and financial advisers to assist the Conflicts Committee in evaluating the Proposed Transaction. We would like to stress our willingness and desire to engage in friendly and productive discussions with the Conflicts Committee and its advisers regarding the Proposed Transaction in order to ensure that a process is followed that will result in a fair and mutually beneficial transaction. We are hopeful that such discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by April 24, 2017. We anticipate that we would be in a position to commence the Offer promptly thereafter. We are prepared to dedicate the resources necessary to meet this timeline and are open to considering any suggestions that the Conflicts Committee may have with respect to the Proposed Transaction structure and timing.

8.                  No Binding Commitment. This Proposal does not constitute a binding offer or agreement, or a commitment to make a binding offer or enter into a binding agreement at any point in the future, nor does it create any binding right or obligation in favor of any person. This Proposal is a preliminary indication of interest by WPT, Inc. and its affiliates and does not contain all matters upon which agreement must be reached in order to consummate the Proposed Transaction. The parties will be bound only upon the execution of mutually acceptable definitive documentation.

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We would like to thank you for your consideration of this Proposal and look forward to discussing it with you. If you have any questions regarding this Proposal, please do not hesitate to contact us. We look forward to your response.

Very truly yours,

WORLD POINT TERMINALS, INC.

By:	/s/ Jonathan Q. Affleck
Name: Jonathan Q. Affleck
Title: Chief Financial Officer